Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, 2011
(Millions)
Earnings:
Net Income	$987
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(64)

Net income before equity earnings	923
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	320
Rental expense representative of interest factor	5

Total fixed charges	325
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	68
Less:
Capitalized interest	(8)

Total earnings as adjusted	$1,308

Fixed charges	$325

Ratio of earnings to fixed charges	4.02